P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-1605
brian_p_murphy@vanguard.com

February 6, 2018

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Wellington Fund (the “Trust”)
File No. 811-00121
Post-Effective Amendment No. 109 – Vanguard U.S. Liquidity Factor ETF, Vanguard U.S.
Minimum Volatility ETF, Vanguard U.S. Momentum Factor ETF, Vanguard U.S.
Multifactor ETF, Vanguard U.S. Quality Factor ETF, Vanguard U.S. Value Factor ETF, and
Vanguard U.S. Multifactor Fund (each a “Fund”, collectively, the “Funds”)

Dear Ms. Larkin,

This letter responds to your comments provided on January 18, 2018, on the above referenced post-effective amendment.

Comment 1:	Investment Objective and Market Exposure (Vanguard U.S. Multifactor Fund and
Vanguard U.S. Multifactor ETF)
Comment:	Please clarify whether or not the Vanguard U.S. Multifactor Fund and the Vanguard U.S.
Multifactor ETF seek exposure to a liquidity factor and a volatility factor as part of their investment objective and strategy.

Response:	The Funds do not attempt to seek exposure to a liquidity factor or a volatility factor. The quantitative model used by the Vanguard U.S. Multifactor Fund and the Vanguard U.S.
Multifactor ETF places emphasis on and seeks exposure to the stocks in the investment universe with the highest rankings related to momentum, quality, and value factors subject to a rules-based screen designed to promote diversification and to mitigate exposure to less liquid and more volatile securities.

Comment 2:	Principal Investment Strategies
Comment:	Please clarify what is meant by the phrase “reasonable constraints” in the Principal
Investment Strategies.

Response:	Vanguard U.S. Multifactor Fund and Vanguard U.S. Multifactor ETF
We will replace the second to the last sentence in the Principal Investment Strategies section with the following text:

Lisa N. Larkin, Esq.
February 6, 2018

“The advisor uses a quantitative model to evaluate all of the securities in an investment universe comprised of U.S. large, mid, and small capitalization stocks and to construct a U.S. equity portfolio that seeks to achieve exposure to multiple factors subject to a rules-based screen designed to promote diversification and to mitigate exposure to certain less liquid and more volatile stocks.”

Vanguard U.S. Liquidity Factor ETF

We will replace the third to the last sentence in the Principal Investment Strategies section with the following text:

“The advisor uses a quantitative model to evaluate all of the securities in an investment universe comprised of U.S. large, mid, and small capitalization stocks and to construct a U.S. equity portfolio that seeks to achieve exposure to securities with lower measures of trading liquidity subject to a rules-based screen designed to promote diversification and to mitigate exposure to certain less liquid stocks.”

Vanguard U.S. Minimum Volatility ETF

We will replace the second to the last sentence in the Principal Investment Strategies section with the following text:

“The advisor uses a quantitative model to evaluate all of the securities in an investment universe comprised of U.S. large, mid, and small capitalization stocks and to construct a U.S. equity portfolio that seeks to achieve the lowest amount of expected volatility subject to a rules-based screen designed to promote diversification and to mitigate exposure to certain less liquid stocks.”

Vanguard U.S. Momentum Factor ETF

We will replace the third to the last sentence in the Principal Investment Strategies section with the following text:

“The advisor uses a quantitative model to evaluate all of the securities in an investment universe comprised of U.S. large, mid, and small capitalization stocks and to construct a U.S. equity portfolio that seeks to achieve exposure to securities with relatively strong recent performance subject to a rules-based screen designed to promote diversification and to mitigate exposure to certain less liquid stocks.”

Vanguard U.S. Quality Factor ETF

We will replace the third to the last sentence in the Principal Investment Strategies section with the following text:

“The advisor uses a quantitative model to evaluate all of the securities in an investment universe comprised of U.S. large, mid, and small capitalization stocks and to construct a U.S. equity portfolio that seeks to achieve exposure to securities with strong fundamentals subject to a rules-based screen designed to promote diversification and to mitigate exposure to certain less liquid stocks.”

Lisa N. Larkin, Esq.
February 6, 2018

Vanguard U.S. Value Factor ETF

We will replace the third to the last sentence in the Principal Investment Strategies section with the following text:

“The advisor uses a quantitative model to evaluate all of the securities in an investment universe comprised of U.S. large, mid, and small capitalization stocks and to construct a U.S. equity portfolio that seeks to achieve exposure to securities with lower prices relative to fundamental measures of value subject to a rules-based screen designed to promote diversification and to mitigate exposure to certain less liquid stocks.”

Comment 3:	Investment Company Act Rule 35d-1: “Names Rule”
Comment:	Please add the criteria used by the Funds to determine whether or not a security is a U.S.
company consistent with rule 35d-1(a)(3).

Response:	We will add the following sentence to the Security Selection section:

“The U.S. equity portfolio will typically include securities of issuers that are organized under the laws of the U.S., maintain their principal place of business in the U.S., or that have their primary listing in the U.S.”

Comment 4:	Market Exposure (Vanguard U.S. Multifactor Fund)
Comment:	Consider providing more detail about each of the factors in the first sentence under
Market Exposure.

Response:	We will replace the first sentence under Market Exposure with the following text:

“The Fund invests primarily in U.S. stocks considered by the advisor to have characteristics representative of multiple factors, including momentum (characterized by relatively strong recent performance) quality (characterized by strong fundamentals), and value (characterized by relatively lower share prices relative to fundamentals).”

Comment 5:	Investment Advisor
Comment:	Please provide prior investment management experience over the past five years for
Antonio Picca, a portfolio manager of the Funds.

Response:	U.S Factor ETFs
We will replace the similar text in the Investment Advisor section of the prospectus with the following text:

“Antonio Picca, Portfolio Manager at Vanguard. He has worked in investment management since 2015, has been with Vanguard since 2017, and has co-managed the
Funds since their inception in February 2018. Prior to joining Vanguard, he was a research associate on the strategy research team of Dimensional Fund Advisors.

Lisa N. Larkin, Esq.
February 6, 2018

Education: B.S., Bocconi University; M.S., London School of Economics; M.B.A. and joint Ph.D., University of Chicago Booth School of Business and Department of Economics.”

U.S Multifactor Fund

We will replace the similar text in the Investment Advisor section of the prospectus with the following text:

“Antonio Picca, Portfolio Manager at Vanguard. He has worked in investment management since 2015, has been with Vanguard since 2017, and has co-managed the Fund since its inception in February 2018. Prior to joining Vanguard, he was a research associate on the strategy research team of Dimensional Fund Advisors. Education: B.S., Bocconi University; M.S., London School of Economics; M.B.A. and joint Ph.D., University of Chicago Booth School of Business and Department of Economics.”

Comment 6:	Financial Statements
Comment:	Please confirm whether the Financial Statements reflected in the 485(a) filing will be updated prior to the 485(b) filing (or if a stub period will be used). Note that the Financial
Statements used in the 485(a) filing were dated November 30, 2016.

Response:	Post-Effective Amendment Number 109 was filed for the express purpose of adding seven new series to the Trust. Consistent with the Commission’s Notice and FAQ’s re:
Mandatory Series and Class (Contract) Identifiers,[1] the subsequent 485(b) filing will include only the identifier of the new series and will not substantively update any other series in the Trust. As such, we have determined that updated financial statements for other series in the Trust are not required at this time.

Please contact me at (610) 669-1605 with any questions or comments regarding the above response.

Thank you.

Sincerely,

/s/ Brian P. Murphy

Brian P. Murphy
Senior Counsel
The Vanguard Group, Inc.

1 https://www.sec.gov/info/edgar/ednews/seriesclassfaq063006.htm